[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 27, 2019

David L. Orlic

U.S. Securities and Exchange Commission

100 F Street NE

Washington DC 20549

RE:	Nuveen Ohio Quality Municipal Income Fund (File No.: 811-06385)

Preliminary Proxy Statement, filed September 20, 2019

Dear Mr. Orlic:

Thank you for your telephonic comments received September 26, 2019 regarding the preliminary proxy statement (the “Preliminary Proxy Statement”) of Nuveen Ohio Quality Municipal Income Fund (the “Fund”) filed on September 20, 2019 pursuant to the Securities Exchange Act of 1934 and the Investment Company Act of 1940. We have considered your comments to the Preliminary Proxy Statement and, on behalf of the Fund, your comments, as we understand them, and the Fund’s responses thereto are set forth below. Capitalized terms not defined herein have the definitions set forth in the Preliminary Proxy Statement.

Changes will be reflected in a revised preliminary proxy statement to be filed by the Fund on or about the date hereof.

Comment 1:	On Page 3, with respect to proportionate voting of VRDP shares under Rule 452 of the New York Stock Exchange, the Preliminary Proxy Statement states that “[f]or the purpose of meeting the 30% test, abstentions will be treated as shares “voted” and, for the purpose of meeting the 10% test, abstentions will not be treated as shares “voted” against the item.” Please explain the basis for this treatment of abstentions.

Response:	This disclosure was inadvertently included in the Preliminary Proxy Statement. The VRDP shares are not currently subject to the Rule 452 proportional voting provisions. The Fund has revised the disclosure accordingly.

Comment 2:	Under the heading “1. Election of Trustees” the last paragraph before the subheading “Composition of the Board” states that “should any nominee become unable or unwilling to accept nomination for election, the proxies will be voted for substitute nominees, if any, designated by the Fund’s present Board.” Please revise to comply with Rule 14a-4(c).

Response:	The Fund has revised the disclosure as requested.

Comment 3:	Under the heading “2. Non-Binding Hedge Fund Proposal—Opposing Statement by the Board—Reasons for a Closed-End Fund Classified Board—Closed-End Funds Differ from Operating Companies in Important Ways,” please revise the last bullet point.

Response:	The Fund has revised the disclosure as requested.

Comment 4:	Under the heading “Additional Information—General,” the third paragraph states that “The persons named as proxies will vote the proxies, in accordance with applicable law, in favor of postponement or adjournment if they determine additional solicitation is warranted and in the interests of shareholders entitled to vote.” Rule 14a-4(c) allows for discretionary authority of proxies for matters incident to the conduct of the meeting. However in a contested proxy, adjournment is not incidental and therefore discretionary authority does not extend to adjournment in a contested election.

Response:	The Fund notes your comment and has revised the proxy statement accordingly.

Comment 5:	On Page 2, the Preliminary Proxy Statement states that “The inspectors of election will treat abstentions and “broker non-votes” (i.e., shares held by brokers or nominees, typically in “street name,” as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) as present for purposes of determining a quorum.” Please revise to clarify that this refers to shares represented by abstentions and broker non-votes. In addition, please revise clause (i) to state “instructions have been received for some but not all proposals” and eliminate clause (ii), as there are no proposals as to which a broker has discretionary authority.

Response:	The Fund respectfully disagrees that there are no proposals as to which a broker will have discretionary authority. The Fund notes that the election of the Fund’s two trustees to be elected by the holders of Preferred Shares only, is not being contested. The Fund has revised its disclosure regarding abstentions and broker non-votes, to address this and more clearly describe how broker non-votes occur and are treated.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy

Kevin T. Hardy

cc:        Gifford R. Zimmerman, Nuveen Investments

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